DORSEY
DORSEY & WHITNEY LLP

07025061

CHRISTOPHER L. DOERKSEN
Partner
(206) 903-8856
doerksen.christopher@dorsey.com

PROCESSING
SEC MAIL SECTION
JUL 13 2007
WAS D.C.
209

July 2, 2007

SUPPL

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

sxr Uranium One Inc.

Re: Amended Application for 12g3-2(b) Exemption by ~~Uranium One~~ Inc. - File No. 82-04831

Dear Sir/Madam:

On behalf of our client, Uranium One Inc., formerly known as sxr Uranium One Inc. (the "Company"), we hereby submit an amended application for an exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The application has been amended to reflect the publishing of the Company's home country documents on SEDAR pursuant to amended Rule 12g3-2(e).

Please contact me if you have any questions about the contents of this application. Additionally, please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely,

DORSEY & WHITNEY LLP

Chris Doerksen

Christopher L. Doerksen

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Enclosures: Amended 12g3-2(b) Application

cc: John M. Sibley

Jlw 7/10

Toronto Office
390 Bay Street • Suite 1610 • Toronto • Ontario • M5H 2Y2 • Canada
Tel 1 416 350 3657 • Fax 1 416 363 6806

Johannesburg Office
Postnet Suite 271• Private Bag X30500 • Houghton 2041
Block A • Empire Park • 55 Empire Rd • Parktown • Gauteng • South Africa
Tel 27 11 482 3605 • Fax 27 11 482 3604

Adelaide Office
P.O Box 2119 • Kent Town • SA 5071 • Australia
Tel 61 8 8383 7006 • Fax 61 8 8383 7009

SXR uraniumone

June 29, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Uranium One Inc. – File No. 82-04831

Dear Sir/Madam:

We hereby amend the application for a 12g3-2(b) exemption for Uranium One Inc., formerly known as sxr Uranium One Inc. (the "Company"), to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e). The Company has published its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR") and they are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 29th day of June, 2007.

URANIUM ONE INC.

John M. Sibley

END